Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

BLUE RIDGE BANKSHARES, INC.

I. Name. The name of the corporation is Blue Ridge Bankshares, Inc.

II. Text of Amendment. Article VI of the corporation’s Articles of Incorporation is hereby amended and restated in its entirety as follows:

ARTICLE VI

TERMS FOR DIRECTORS

Until the 2026 annual meeting of shareholders, the Board of Directors of the Corporation shall be divided into three classes, a first class, second class and third class, as nearly as equal in number as possible. Beginning with the 2026 annual meeting of shareholders, each director nominee of the Corporation shall be elected to hold office for a term expiring at the next succeeding annual meeting of shareholders and until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal; provided, however, no terms in effect prior to the 2026 annual meeting shall be shortened. Accordingly, (i) at the 2026 annual meeting of shareholders, the director nominees standing for election to fill directorships held by directors whose terms expire at that meeting shall be elected to hold office for a term expiring at the 2027 annual meeting of shareholders, (ii) at the 2027 annual meeting of shareholders, the director nominees standing for election to fill directorships held by directors whose terms expire at that meeting shall be elected to hold office for a term expiring at the 2028 annual meeting of shareholders and (iii) at the 2028 annual meeting of shareholders and each annual meeting of shareholders thereafter, all director nominees shall be elected to hold office for a term expiring at the next succeeding annual meeting of shareholders.

III. Board Adoption and Shareholder Approval. The amendment was adopted by the Board of Directors of the corporation on February 19, 2025. The amendment was submitted to the shareholders of the corporation by its Board of Directors in accordance with the requirements of the Virginia Stock Corporation Act (the “Act”) at the annual meeting of shareholders held on May 21, 2025, and the amendment was duly approved by the shareholders of the corporation in the manner required by the Act and the corporation’s Articles of Incorporation.

IV. Effective Date. The Certificate of Amendment to be issued as a result of the filing of these Articles of Amendment shall become effective as of 5:01 p.m. Eastern Time on May 21, 2025 in accordance with Section 13.1-606 of the Act.

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IN WITNESS WHEREOF, Blue Ridge Bankshares, Inc. has caused these Articles of Amendment to be signed as of this 21st day of May, 2025.

BLUE RIDGE BANKSHARES, INC.

By:	/s/ G. William Beale
G. William Beale
President and Chief Executive Officer

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